FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X      Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.

West Wing, Building C, Tianyin Mansion

No. 2C Fuxingmennan Street

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement regarding power generation increase in 2006 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on January 10, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Jian

Name:	Huang Jian
Title:	Company Secretary

Date:	January 11, 2006

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT

POWER GENERATION INCREASES 6.24% IN 2006

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announced its power generation in 2006.

Based on the Company’s preliminary statistics, as of 31st December 2006, the Company’s total power generation based on a consolidated basis in 2006 was 159.897 billion kWh, an increase of 6.24% over the previous year. The power generation of Shantou Power Plant, Taicang Power Plant, Yueyang Power Plant, Dandong Power Plant, Xindian Power Plant, Huaiyin Power Plant and Luohuang Power Plant increased significantly as compared to the previous year.

The increase in power generation of the Company’s power plants was mainly attributable to the following reasons:

1.

The Company has adopted effective sales and marketing strategies and brought into full play the advantages of the Company’s high capacity and environmental efficiency generating units as well as low operating costs, etc, thereby managed to capture larger market shares in market competition.

2.

The Company seized timely the opportunities arising from, among others, the change in market conditions in the areas where the Company’s power plants operated and the unusual climatic changes. In addition, the safe and reliable generating units and secure fuel supply provided favourable conditions to the Company to maintain continuing growth in power generation.

3.

In 2006, a total of 18 new thermal and hydropower generating units (with an aggregate capacity of 7,150MW) commenced operation. The safe and stable operation of these generating units played an important role in the Company’s power generation growth.

The power generation of each of the Company’s power plants in 2006 was listed below (in billion kWh):

Dalian	10.027	Taicang	9.479
Fuzhou	8.341	Huaiyin	6.839
Nantong	7.660	Yushe	5.568
Shangan	7.901	Qinbei	7.027
Shanghai Shidongkou Second	7.406	Xindian	3.036
Shantou Coal-fired	8.446	Yingkou	4.890
Dandong	4.910	Jinggangshan	3.579
Nanjing	3.451	Yueyang	6.062
Dezhou	14.504	Luohuang	9.090
Jining	2.939	Pingliang	7.937
Weihai	4.430	Sichuan Hydro Power	6.479
Shanghai Shidongkou First	7.497	Shanghai Combined Cycle	0.198
Changxing	1.782	Yuhuan	0.419

By Order of the Board Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent non-executive director)
Xia Donglin
(Independent non-executive director)
Liu Jipeng
(Independent non-executive director)
Wu Yusheng
(Independent non-executive director)
Yu Ning
(Independent non-executive director)

Beijing, the PRC

10th January 2007

5